

Mai 17016843 SSION

MAR 1 5 2017

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68275

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regulus Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2687 44th ST SE
(No. and Street)

KENTWOOD	MI	49512
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN D YARCH 616-258-5003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANER COSTERISAN, P.C.
(Name – *if individual, state last, first, middle name*)

2425 E GRAND RIVER AVE, STE1	LANSING	MI	48912
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS
BS

OATH OR AFFIRMATION

I, BRIAN D. YARCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REGULUS ADVISORS, LLC, as of DECEMBER 31ST, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Regulus Advisors, LLC

We have audited the accompanying statement of financial condition of Regulus Advisors, LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Regulus Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regulus Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Regulus Advisors, LLC's financial statements. The supplemental information is the responsibility of Regulus Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Maner Costerisan PC

March 13, 2017

REGULUS ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

As at December 31ST, 2016

ASSETS

ASSETS:		
Cash and cash equivalents	$	168,005
CRD accounts		4,505
Receivables:		
Commissions		176,801
Representatives		19,190
Prepaid expenses		65,704
DTCC Deposit		5,000
Computer Software		15,070
TOTAL ASSETS	**$**	**454,275**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Payables:		
Commissions	$	214,710
Accounts Payable		55,758
Total Liabilities	**$**	**270,468**
MEMBERS' EQUITY:		
Paid-in-capital	$	323,533
Retained deficit		(139,726)
Total Members' Equity	**$**	**183,807**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**454,275**

See Independent Auditor's Report
See notes to financial statements

REGULUS ADVISORS, LLC

STATEMENT OF INCOME

For the year ended December 31ST, 2016

REVENUES:				
Commission Income	$	5,739,593	96.53	%
Other Revenue		206,299	3.47	
Total Revenues	**$**	**5,945,892**	100	%
EXPENSES:				
Representative Compensation	$	5,057,308	83.95	%
Payroll Service Fee		4,134	0.07	
Finance Charges		20,020	0.33	
Consulting Fees		18,550	0.31	
Dues and Subscriptions		1,195	0.02	
Regulatory Expenses		45,915	0.76	
Professional Fees		14,900	0.25	
Computer and Internet Expenses		275,005	4.57	
Rent Expense		50,097	0.83	
Property Tax		444	0.01	
Printing and Reproduction		2,539	0.04	
Advertising and Promotion		2,056	0.03	
Telephone Expense		8,580	0.14	
Insurance Expense		85,864	1.43	
Travel and Entertainment		28,655	0.48	
Staff Compensation		321,576	5.34	
Brokerage Expense		85,902	1.43	
Continuing Education		1,193	0.02	
Total Expenses	**$**	**6,023,934**	100.00	%
NET LOSS	**$**	**(78,043)**	(1.31)	%

See Independent Auditor's Report
See notes to financial statements

REGULUS ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31ST, 2016

	Paid-in Capital	Retained Deficit	Total Members' Equity
Balance at January 1st, 2016	**$ 323,533**	**$ (61,683)**	**$ 261,850**
Additional Paid-in Capital	-	-	-
Net Income	-	(78,043)	(78,043)
Balance at December 31st, 2016	**$ 323,533**	**$ (139,726)**	**$ 183,807**

See Independent Auditor's Report
See notes to financial statements

REGULUS ADVISORS, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31ST, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	**$**	**(78,043)**
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in:		
Receivables		(72,630)
Prepaid expenses		30,400
CRD account		(3,314)
Increase (decrease) in:		
Accounts payable		27,104
Other payables		(15,698)
Commissions payable		7,028
NET CASH USED BY OPERATING ACTIVITIES	**$**	**(105,153)**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Computer Software		(15,070)
DECREASE IN CASH AND CASH EQUIVALENTS		**(120,223)**
CASH AND CASH EQUIVALENTS, Beginning of Year		**288,228**
CASH AND CASH EQUIVALENTS, End of Year	**$**	**168,005**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	-

See Independent Auditor's Report
See notes to financial statements

REGULUS ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31st, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Regulus Advisors, LLC is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services. The Company clears it securities through America Northcoast Securities, under a tri-party agreement with Pershing, LLC. The Company offers services through direct relationships with vendors and product sponsors.

CASH AND CASH EQUIVALENTS

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value.

ACCOUNTS RECEIVABLE

Accounts receivable are securities fees/commissions and representative fee obligations due under normal trade terms. Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debts and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are reflected through a charge to the allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary at this time.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are written off when determined uncollectible. Such losses have historically been within management's expectations.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. Our main sources of commission revenue are derived from variable products, qualified retirement plans like 401k's, mutual funds, REITs, 529s, and fixed insurance products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Direct mutual fund commission income is earned when the deposit is received at the mutual fund company. Insurance product commission income (incoming annuities) is paid to the Company upon receipt of the premium by the insurance company. The Company records the income from mutual fund commissions and insurance product commissions as revenue when earned.

The Company also receives service fees (trails), which are paid based on the balances customers leave in their mutual fund account. The service fees are scheduled in the agreements with the investment companies and are recognized over the period during which the services are performed which could be monthly or quarterly as defined in the dealer agreement.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual FINRA licensing over the period of benefit, which was twelve months for 2016.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred and amounted to $2,056 for the year ended December 31st, 2016.

PROPERTY, EQUIPMENT AND OTHER FIXED ASSETS

Property, equipment and other fixed assets are stated at cost. Depreciation on property and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Software is amortized on a straight-line basis over a 3-year period from acquisition. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS

The Company does not have any liabilities subordinated to claims of general creditors.

3. CASH AND CASH EQUIVALENTS

Substantially all cash is on deposit with three financial institutions. At various times during the year, the Company's cash balances exceed the Federally Insured limits. At December 31st, 2016, the Company's institutional balances totaled $170,723 of which $0 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

4. DEPOSIT WITH CLEARING BROKER

The Company clears through America Northcoast Securities through a tri-party agreement with Pershing and required to maintain deposit accounts with the clearing broker.

The Company also has a clearing agreement with National Securities Clearing Corporation (NSCC) for utilizing the Mutual Fund Services and Insurance and Retirement Processing Services. This agreement requires the Company to maintain a $5,000 deposit with The Depository Trust & Clearing Corporation (DTCC).

5. INCOME TAXES

The Company is a limited liability company. In lieu of federal corporate income taxes the members are taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authority.

5. INCOME TAXES (CONCLUDED)

Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31st, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the prior three years remain subject to income tax examinations by the applicable taxing authorities.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31st, 2016, the Company had net capital of $47,673, which was $29,641 in excess of the required net capital of $18,032, and the Company's aggregate indebtedness to net capital ratio was 5.67 to 1.

7. RELATED PARTY TRANSACTIONS

The Company rents office space from a related party limited liability company under an operating lease agreement, as disclosed in note 9.

The Company leases the majority of its employees from Regal Financial Group, LLC and Regal Investment Advisors, LLC under expense sharing agreements.

The Company also receives varies communication support services, information technology support services and use of equipment and software from Regal Investment Advisors, LLC. A total of $441,447 was charged to expense under the expense sharing agreement with Investments Advisors, LLC, respectively for the year ended December 31st, 2016.

8. OPERATING LEASES – INCLUDING RELATED PARTIES

The Company signed a two-year lease agreement for office space from a related party commencing on September 1, 2015. The lease agreement expires on August 31, 2017, and renews automatically unless cancelled in writing, at a monthly rate of $3,360. Rent under this operating lease totaled $40,320 for the year ended December 31st, 2016.

The Company rents office space from an unrelated third party under a monthly lease agreement. This lease agreement expires on January 31st, 2020. This lease agreement requires monthly payments of $700 and does not include shared utility expenses, which are billed separately. Total rent under this lease agreement was $8,400 for the year ended December 31st, 2016.

8. OPERATING LEASES – INCLUDING RELATED PARTIES (CONCLUDED)

The following schedule details future minimum lease payments as of December 31st, 2016 for operating leases with initial or remaining lease terms in excess of one year.

For the year ending December 31st:	2017	$	35,818
	2018		8,400
	2019		8,400
	2020		700
		$	**53,318**

9. MAJOR PRODUCTS

During the year ended December 31st, 2016, the Company's revenues were substantially from two product types which accounted for approximately 71% of total revenues and 42% of total commission was received from two vendors. These two main product types were variable annuities (consisting of new business and trail revenue) and 401k's. Of the outstanding commission receivable, 55% was from five vendors.

10. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 13, 2017, the date the financial statements were available to be issued.

On January 09, 2017, the Company received notice from Pershing, LLC that their tri-party agreement with America Northcoast Securities was being terminated effective March 31, 2017. The termination date has subsequently been extended by Pershing, LLC to May 31, 2017. The Company has established a tri-party clearing agreement, to replace the aforementioned, between the Company, Pershing, LLC, and Saxony Securities, Inc., and a clearing sub-agreement between the Company and Saxony Securities, Inc. These agreements will take effect on or before May 31, 2017.

11. COMMITMENTS, GUARANTEES, AND CONTINGENCIES

The Company is not aware of any current issues that will have any material effect on the Company's financial position.

The Company provides representation and warranties to the counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business.

11. COMMITMENTS, GUARANTEES, AND CONTINGENCIES (CONCLUDED)

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

12. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB voted to delay the effective date of the proposed standard (ASU 2015-14, Revenue from Contracts with Customers, Deferral of the Effective Date). The updated standard will be effective for annual reporting periods beginning after December 15, 2017. The impact of adopting the ASU on the Company's financial statements for subsequent periods has not yet been determined.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchased by the lessee. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. Lessor accounting is mostly unchanged from the current model, but updated to align with certain changes to the lessee accounting model and the new revenue recognition standard. In November 2016, the U.S. Securities and Exchange Commission's (SEC) Division of Trading and Markets issued a no-action letter providing relief to broker-dealers from the effects of this ASU. The SEC's no-action letter will allow broker-dealers to treat capitalized operating lease assets as allowable to the extent of the related operating lease liability which must be done on an individual basis and cannot be done in aggregate. The no-action letter will also allow lease liability to be excluded in the determination of the aggregate indebtedness to net capital ratio. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The impact of adopting the ASU on the Company's financial statements for subsequent periods has not yet been determined.

SUPPLEMENTARY SCHEDULES

REGULUS ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2016

NET CAPITAL:		
Total members' equity	$	183,807
Total capital qualified for net capital		183,807
Deductions and/or charges:		
Non-allowable assets:		
Receivables:		
Non-allowable commissions		26,520
Representatives		19,190
Pershing Account		145
DTCC Deposit		5,000
CRD Accounts		4,505
Computer Software		15,070
Prepaid expenses		65,704
TOTAL NET CAPITAL	**$**	**47,673**
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	$	55,758
Commissions Payable		214,710
TOTAL AGGREGATE INDEBTEDNESS	**$**	**270,468**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement	$	5,000
Minimum net capital required	$	18,032
Excess net capital at 1,500 percent	$	29,641
Excess net capital at 1,000 percent	$	20,626
Ratio: Aggregate indebtedness to net capital		5.67

Statement Pursuant to Rule 17a-5(d)(4) - A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

REGULUS ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2016

As at December 31st, 2016, the Company had no credit items that would result in a reserve requirement.

REGULUS ADVISORS, LLC

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2016

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Company did not hold customers" funds or securities.

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Regulus Advisors, LLC

We have reviewed management's statements, included in the accompanying Regulus Advisors, LLC Exemption Report, in which (1) Regulus Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Regulus Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) “All customer transactions cleared through another broker-dealer on a fully disclosed basis”, (the “exemption provisions") and (2) Regulus Advisors, LLC stated that Regulus Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Regulus Advisors, LLC’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regulus Advisors, LLC’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maner Costerisan PC

March 13, 2017

REGULUS
ADVISORS

Phone: 877.504.7066
Fax: 616.458.7402
2687 44th St. SE
Kentwood, MI 49512

REGULUS ADVISORS, LLC
MANAGEMENT STATEMENT REGARDING EXEMPTION FROM SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2016

We, as members of management of Regulus Advisors, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

Regulus Advisors, LLC



J. Lawrence Taunt, President

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Members
of Regulus Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Regulus Advisors, LLC and SIPC, the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Regulus Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. Regulus Advisors, LLC's management is responsible for Regulus Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including financial statements, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and financial statements supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maner Costerisan PC

March 13, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2302*********************MIXED AADC 220
68275 FINRA DEC
REGULUS ADVISORS LLC
2687 44TH ST SE STE 101
KENTWOOD MI 49512-3876

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 574.00
   B. Less payment made with SIPC-6 filed (exclude interest) (340)
   8/5/16
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 234
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ 234
   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐
   Total (must be same as F above) $ 234
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Regulus Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of Feb, 2017.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,945,892
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,510,081
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Representative affiliation fees & marketing reimbursements (Deductions in excess of $100,000 require documentation)	204,962
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,337	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	5,716,380
2d. SIPC Net Operating Revenues	$ 229,512
2e. General Assessment @ .0025	$ 574.

(to page 1, line 2.A.)



Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

March 13, 2017

To the Board of Directors and Members
of Regulus Advisors, LLC

In connection with our audit of the financial statements and supplemental information of Regulus Advisors, LLC for the year ended December 31, 2016, we have issued our report thereon dated March 13, 2017. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2016. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Regulus Advisors, LLC in its 2016 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for commissions (revenue recognition).

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimates affecting the financial statements were:

> Management's estimate of the payout of commissions receivable at year-end was based on an average of the payout scale multiplied by commissions receivable, including management's process for developing the estimate and the significant assumptions underlying the estimate. We evaluated the key factors and assumptions used to develop the estimated amount in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

> No biases were noted in our evaluation of the qualitative aspects of management's judgment in applying significant accounting policies and practices in the financial statements and related disclosures. Presentation of the financial statements and the related disclosures are in conformity with accounting principles generally accepted in the United States of America.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. We did not detect any corrected or uncorrected misstatements.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Board of Directors, Shareholders and management of Regulus Advisors, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Maney Costerisan PC